FILE NO. 70-8875

                    SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

               CERTIFICATE OF CONSUMMATION WITH RESPECT TO
                AMENDMENT TO REVOLVING CREDIT FACILITY

                         NORTHEAST UTILITIES ("NU")
           THE CONNECTICUT LIGHT AND POWER COMPANY ("CL&P")
          WESTERN MASSACHUSETTS ELECTRIC COMPANY ("WMECO")
          PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE ("PSNH")
                   HOLYOKE WATER POWER COMPANY ("HWP")
               NORTH ATLANTIC ENERGY CORPORATION ("NAEC")

     Pursuant to the requirements of Rule 24(a) of the Commission's regulations under the Public Utility Holding Company Act of 1935, as amended, NU, CL&P, WMECO, PSNH, HWP, and NAEC (collectively, the "Applicants") hereby report and certify as follows:

     Effective as of September 11, 1998, NU, CL&P and WMECO entered into the Second Amendment and Waiver dated as of September 11, 1998 to the Credit Agreement dated as of November 21, 1996, among NU, CL&P and WMECO and the Lenders named therein as contemplated by the Application/Declaration (as amended, the "Application") in File No. 70-8875, insofar as the Application related to Amendments to the Credit Agreement dated November 21, 1996. The transactions were carried out in accordance with the terms and conditions of and for the purposes represented by the Application and the orders of the Commission issued on November 20, 1996, February 11, 1997, March 25, 1997 and May 29, 1997 in this File (the "Order"). The Applicants will continue to file, in accordance with Rule 24, quarterly certificates of notification as specified in the Order.

The following additional exhibit is filed herewith:

B.10 Second Amendment and Waiver dated as of September 11, 1998

September 29, 1998

NORTHEAST UTILITIES                     HOLYOKE WATER POWER COMPANY
THE CONNECTICUT LIGHT AND POWER COMPANY NORTH ATLANTIC ENERGY CORPORATION WESTERN MASSACHUSETTS ELECTRIC COMPANY PUBLIC SERVICE COMPANY OF NEW
                                        HAMPSHIRE

BY 		Their Counsel
   		/s/Jeffrey C. Miller
	   	Northeast Utilities Service Company